Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement of FlexShopper, Inc. and subsidiaries (formerly Anchor Funding Services, Inc.) in Amendment No. 3 to the Registration Statement on Form S-1 (No. 333-201644) of our report dated March 31, 2014 (except for the reclassification of certain amounts related to discontinued operations described in Note 3 for which the date is March 31, 2015), with respect to our audit of the consolidated balance sheet and the related consolidated statements of operations, stockholders’ equity and cash flows of FlexShopper, Inc. and subsidiaries as of December 31, 2013, and for the year then ended.  We also consent to the reference to our Firm under the caption “Experts”.

/s/ Scott and Company, LLC

Columbia, South Carolina

July 13, 2015